Exhibit 99.1

IDENTITY OF MEMBERS OF GROUP

Narendra K. Patni

iSolutions, Inc.

iSolutions, Inc. is wholly owned by Mrs. Poonam Patni and Mr Anirudh Patni, the wife and son of Mr Narendra K. Patni.  Accordingly, Mr Narendra K. Patni may be deemed the beneficial owner of all of the Equity Shares owned by iSolutions, Inc.